UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October 2011
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Elbit Systems Ltd. (the “Company”) (NASDAQ and TASE: ESLT) is disclosing in this report on Form 6-K that, in compliance with recent amendments to the Israeli Companies Law 5759-1999 (the “Companies Law”), the Company’s audit committee and board of directors approved, in their meetings held on October 23, 2011 and October 24, 2011, respectively, in accordance with the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000 (the “Regulations”), payment of director’s compensation to Mr. Michael Federmann and to Mr. David Federmann, who may be considered as direct or indirect controlling shareholders of the Company.  The audit committee and board of directors approved director’s compensation to Michael Federmann and David Federmann in amounts and terms as specified below similar to the compensation paid by the Company to the other directors of the Company who are not “independent” directors.  Mr. Michael Federmann and Mr. David Federmann will be entitled each to an annual fee of NIS 56,386, equal to approximately $15,406, and a per meeting fee of NIS 2,127, equal to approximately $581.  Further details with respect to the compensation paid to the Company’s directors are included in the Company’s proxy statement dated October 25, 2011.

At their respective meetings, the Company’s audit committee and board of directors determined that the compensation to Mr. Michael Federmann and to Mr. David Federmann as specified above complies with the terms of Section 1B(3) of the Regulations since it  does not exceed the lowest compensation paid to other directors of the Company, and it does not exceed the “maximum amount” permissible according to regulations 4, 5 and 7 of the Companies Regulations (Rules Concerning Remuneration and Expenses of an External Director), 5760-2000.

In addition, at their respective meetings, the Company’s audit committee and board of directors approved, in accordance with Section 1(3) of the Regulations, the inclusion of Mr. Michael Federmann and Mr. David Federmann (who may be considered direct or indirect controlling shareholders of the Company) in the directors and officers (D&O) liability insurance policy (the “Policy”) to be purchased by the Company for the Company’s directors and other office holders.  The Policy provides insurance coverage in accordance with the terms of the framework resolution that was approved by the Company’s shareholders on August 11, 2009.  The Policy to be purchased as aforesaid will be for a period of one year from the date of its purchase, in an aggregate insurance coverage amount of up to $65 million, and the yearly premium to be paid by the Company will be $400,000. The types of liabilities covered by the Policy will be substantially similar to those currently covered by the Company’s D&O insurance policy.

Under Section 1C of the Regulations, each shareholder that holds at least 1% of the Company’s issued share capital or voting rights is entitled to object to the approval of any of the aforementioned resolutions; provided, however, that such objection is submitted in writing to the Company within 14 days as of the date of this announcement. If such objection is received by the Company within such 14-day period, the resolution affected by such objection will require shareholders’ approval by a special majority pursuant to Section 275 of the Companies Law.

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned aircraft systems (“UAS”), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This report on Form 6-K contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the “Company”), to the extent such statements do not relate to historical or current fact.  Forward-looking statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in the Company’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated:	October 25, 2011